Exhibit 99.1
YAMANA GOLD PROVIDES NOTICE OF SECOND QUARTER 2013 FINANCIAL RESULTS RELEASE

TORONTO, ONTARIO, July 3, 2013 - YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU)  today announced that its second quarter 2013 results will be released after market close on July 31, 2013 followed by a conference call and webcast on August 1, 2013 at 8:30 a.m. ET.

Q2 2013 Conference Call Information:

Toll Free (North America):	1-800-355-4959
Toronto Local and International:	416-695-6616
Webcast:	www.yamana.com

Q2 2013 Conference Call REPLAY:

Toll Free Replay Call (North America):	1-800-408-3053	Passcode 9088417
Toronto Local and International:	905-694-9451	Passcode 9088417

The conference call replay will be available from 2:00 p.m. ET on August 1, 2013 until 11:59 p.m. ET on August 15, 2013.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit our website at www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile and Mexico. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com